

June 3, 2013

Via E-mail
Christopher W. Haffke, Esq.
Vice President, Secretary and General Counsel
American Greetings Corporation
One American Road
Cleveland, Ohio 44144-2398

> **Re: American Greetings Corporation**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed on May 23, 2013 by American Greetings Corporation, Morry Weiss,**
> **Judith Stone Weiss, Zev Weiss, Jeffrey Weiss, Gary Weiss, Elie Weiss et al.**
> **File No. 005-14133**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on May 23, 2013**
> **File No. 001-13859**

Dear Mr. Haffke:

We have reviewed your filings and have the following comments.

Preliminary Proxy Statement on Schedule 14A

Other Written Presentations by Peter J. Solomon Company, L.P., page 45

1. We note your response to prior comment 7. Some of the preliminary presentations contain what appear to be LBO sensitivity analyses, but these are not addressed in your summaries. Please advise. A similar concern relates to the final presentation.

2. We note that certain of the preliminary presentations appear to use discount rates in the DCF analyses that are lower than those used in the final DCF analysis. Please advise us, with a view towards revised disclosure, why the financial advisor appears to have revised the applicable discount rate.

3. To the extent that valuation ranges were developed in connection with preliminary presentations, please disclose these.

4. Please include in this section the statement required by Item 1015(c) of Regulation M-A.

Explanatory Note Regarding the Merger Agreement, page 76

5.   We note your response to prior comment 19. You have retained statements that the merger agreement contains representations and warranties which were made only for purposes of that agreement and were made solely for the benefit of the parties to the merger agreement. Please revise to negate any implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws.

        You may contact me at (202) 551-3503 if you have any questions.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Robert A. Weible, Esq.
        Baker & Hostetler LLP